Term Sheet 1079BE To product supplement BE dated September 29, 2009, prospectus supplement dated September 29, 2009 and prospectus dated September 29, 2009	Registration Statement No. 333-162195 Dated January 24, 2011; Rule 433
Deutsche Bank AG
Structured Investments	Deutsche Bank $ Capped Knock-Out Notes Linked to the Performance of the Turkish Lira Relative to the U.S. Dollar due February 8, 2012
General
•
The notes are designed for investors who seek a return at maturity linked to the performance of the Turkish lira (the “Underlying Currency”) relative to the U.S. dollar (the “Reference Currency”).    If the Currency Spot Rate does not increase from the Initial Rate by more than 15.00% (meaning that the Turkish lira does not weaken relative to the U.S. dollar by more than 15.00%) at any time on any day during the Monitoring Period, investors will be entitled to receive a return on their investment equal to the greater of the Contingent Minimum Return and the Currency Performance, subject to the Maximum Return.  Investors should be willing to lose some or all of their initial investment if the Currency Spot Rate increases by more than 15.00% from the Initial Rate (meaning that the Turkish lira weakens relative to the U.S. dollar by more than 15.00%) at any time on any day during the Monitoring Period and, on the Final Valuation Date, the Final Rate is greater than the Initial Rate.  The notes do not pay any coupons or dividends.  Any payment at maturity of the notes is subject to the credit of the Issuer.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing February 8, 2012†.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 (“Face Amount”) and integral multiples thereof.
•	The notes are expected to price on or about January 28*, 2011 (the “Trade Date”) and are expected to settle on or about February 2*, 2011 (the “Settlement Date”).
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Issue Price:	100% of the Face Amount
Underlying Currency:	Turkish lira (“TRY”)
Currency of the Issue:	U.S. dollars
Knock-Out Event:	A Knock-Out Event occurs if, at any time on any day during the Monitoring Period, the Currency Spot Rate has increased, as compared to the Initial Rate, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	At least 15.00%. The actual Knock-Out Buffer Amount will be determined on the Trade Date and will not be less than 15.00%.
Contingent Minimum Return:	10.00%
Maximum Return:	At least 15.00%. The actual Maximum Return will be determined on the Trade Date and will not be less than 15.00%.
Payment at Maturity:
•      If a Knock-Out Event has occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying Currency, subject to the Maximum Return.  Accordingly, the payment at maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + [$1,000 x the lesser of (i) the Currency Performance and (ii) the Maximum Return]

If a Knock-Out Event has occurred, you will lose some or all of your investment at maturity if the Final Rate is greater than the Initial Rate.

•      If a Knock-Out Event has not occurred, you will be entitled to receive a cash payment at maturity that will reflect the performance of the Underlying Currency, subject to the Contingent Minimum Return and the Maximum Return.  If a Knock-Out Event has not occurred, the payment at maturity per $1,000 Face Amount of notes will be calculated as follows:

$1,000 + [$1,000 x the greater of (i) the Contingent Minimum Return and (ii) the Currency Performance, subject to the Maximum Return]
In no case will the Payment at Maturity be less than zero.
Any Payment at Maturity is subject to the credit of the Issuer.
Currency Performance:	The performance of the Underlying Currency from the Initial Rate to the Final Rate, calculated as follows:
Initial Rate – Final Rate
Initial Rate
Currency Spot Rate:
The exchange rate for the Underlying Currency against the U.S. dollar, expressed as units of the Underlying Currency per U.S. dollar, that appears at any time on any day during the Monitoring Period under Bloomberg ticker symbol “TRY Curncy,” or any successor page, as determined by the calculation agent.

Currency Rate:
On any day, the USD/TRY mid-spot rate, at approximately 4:00 p.m. London time, for the Underlying Currency against the U.S. dollar, expressed as units of the Underlying Currency per U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on the Reuters Page “WMRSPOT05” (or any successor page) on such date of calculation.

Initial Rate:	The Currency Rate for the Underlying Currency against the U.S. dollar on the Trade Date
Final Rate:	The Currency Rate for the Underlying Currency on the Final Valuation Date
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date
Final Valuation Date†:	February 3, 2012
Maturity Date†:	February 8, 2012
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A13H2 / US2515A13H26
*
Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

†	Subject to postponement as described under "Description of Securities—Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page 5 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public(1)	Fees(1) (2)	Proceeds to Issuer
Per security	$1,000.00	$10.00	$990.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $990.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
JPMorgan
Placement Agent
January 24, 2011

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with product supplement BE dated September 29, 2009, the prospectus supplement dated September 29, 2009 relating to our Series A global notes of which these notes are a part and the prospectus dated September 29, 2009. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement BE dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200154/d424b21.pdf

Prospectus supplement dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000119312509200021/d424b31.pdf

Prospectus dated September 29, 2009:
http://www.sec.gov/Archives/edgar/data/1159508/000095012309047023/f03158be424b2xpdfy.pdf

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

What Is the Return on the Notes at Maturity Assuming a Range of Performances for the Currency Rate?

The following table illustrates the hypothetical return at maturity on the notes.  The “return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Face Amount of notes to $1,000.  The hypothetical returns set forth below assume a Contingent Minimum Return of 10.00% and a Maximum Return of 15.00%.  The actual Contingent Minimum Return and Maximum Return will be determined on the Trade Date.  The actual return applicable to a purchaser of the notes will be based on whether a Knock-out Event occurs and the Final Rate on the Final Valuation Date.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

	A Knock-Out Event Does NOT Occur During the Monitoring Period		A Knock-Out Event DOES Occur During the Monitoring Period
Currency Performance (%)	Return on the\ Notes (%)	Payment at Maturity ($)	Return on the Notes (%)	Payment at Maturity ($)
100.00%	15.00%	$1,150.00	15.00%	$1,150.00
90.00%	15.00%	$1,150.00	15.00%	$1,150.00
80.00%	15.00%	$1,150.00	15.00%	$1,150.00
70.00%	15.00%	$1,150.00	15.00%	$1,150.00
60.00%	15.00%	$1,150.00	15.00%	$1,150.00
50.00%	15.00%	$1,150.00	15.00%	$1,150.00
40.00%	15.00%	$1,150.00	15.00%	$1,150.00
30.00%	15.00%	$1,150.00	15.00%	$1,150.00
20.00%	15.00%	$1,150.00	15.00%	$1,150.00
15.00%	15.00%	$1,150.00	15.00%	$1,150.00
13.00%	13.00%	$1,130.00	13.00%	$1,130.00
10.00%	10.00%	$1,100.00	10.00%	$1,100.00
5.00%	10.00%	$1,100.00	5.00%	$1,050.00
2.50%	10.00%	$1,100.00	2.50%	$1,025.00
0.00%	10.00%	$1,100.00	0.00%	$1,000.00
-2.50%	10.00%	$1,100.00	-2.50%	$975.00
-5.00%	10.00%	$1,100.00	-5.00%	$950.00
-10.00%	10.00%	$1,100.00	-10.00%	$900.00
-15.00%	10.00%	$1,100.00	-15.00%	$850.00
-20.00%	NA	NA	-20.00%	$800.00
-30.00%	NA	NA	-30.00%	$700.00
-40.00%	NA	NA	-40.00%	$600.00
-50.00%	NA	NA	-50.00%	$500.00
-60.00%	NA	NA	-60.00%	$400.00
-70.00%	NA	NA	-70.00%	$300.00
-80.00%	NA	NA	-80.00%	$200.00
-90.00%	NA	NA	-90.00%	$100.00
-100.00%	NA	NA	-100.00%	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical returns set forth in the table above are calculated.

Example 1: A Knock-Out Event does not occur and the Final Rate decreases from the Initial Rate, resulting in a Currency Performance of 13.00%. Because a Knock-Out Event has not occurred and the Currency Performance of 13.00% does not exceed the Maximum Return of 15.00% and is greater than the Contingent Minimum Return of 10.00%, the investor receives a return equal to the Currency Performance of 13.00%.  The Payment at Maturity of $1,130.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x 13.00%) = $1,130.00

Example 2: A Knock-Out Event does not occur and the Final Rate increases from the Initial Rate, resulting in a Currency Performance of -10.00%.  Because the Currency Performance of -10.00% is less than the Contingent Minimum Return of 10.00%, the investor receives the Contingent Minimum Return of 10.00%.  The Payment at Maturity of $1,100.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x 10.00%) = $1,100.00

Example 3: A Knock-Out Event does not occur and the Final Rate decreases from the Initial Rate, resulting in a Currency Performance of 40.00%.  Because the Currency Performance of 40.00% exceeds the Maximum Return of 15.00%, the investor receives the Maximum Return of 15.00%.  The Payment at Maturity of $1,150.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x 15.00%) = $1,150.00

Example 4: A Knock-Out Event occurs and the Final Rate increases from the Initial Rate, resulting in a Currency Performance of -30.00%.  Because a Knock-Out Event has occurred and the Currency Performance of -30.00% is less than the Maximum Return, the investor receives a return equal to the Currency Performance of -30.00%.  The Payment at Maturity of $700.00 per $1,000 Face Amount of notes, calculated as follows:

$1,000 + ($1,000 x -30.00%) = $700.00

Example 5: A Knock-Out Event occurs and the Final Rate decreases from the Initial Rate, resulting in a Currency Performance of 5.00%.  Because a Knock-Out Event has occurred and the Curency Performance of 5.00% is less than the Maximum Return, the investor receives a return equal to the Currency Performance of 5.00%.  The Payment at Maturity of $1,050.00 per $1,000 Face Amount of notes is calculated as follows:

$1,000 + ($1,000 x 5.00%) = $1,050.00

Example 6: A Knock-Out Event occurs and the Final Rate decreases from the Initial Rate, resulting in a Currency Performance of 40.00%.  Because a Knock-Out Event has occurred and the Currency Performance of 40.00% is greater than the Maximum Return, the investor receives the Maximum Return of 15.00%. The Payment at Maturity of $1,150.00 per $1,000 Face Amount of notes (less than the Contingent Minimum Return), calculated as follows:

$1,000 + ($1,000 x 15.00%) = $1,150.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IF THE CURRENCY PERFORMANCE IS POSITIVE – The notes provide the opportunity to receive at least the Contingent Minimum Return of 10.00% if a Knock-Out Event does not occur, and to participate in any appreciation of the Underlying Currency at maturity, up to the Maximum Return on the notes of 15.00%.  If a Knock-Out Event has not occurred, you will be entitled to receive a return at maturity equal to the greater of (i) the Contingent Minimum Return and (ii) the Currency Performance, subject to the Maximum Return.  If a Knock-Out Event has occurred, you will be entitled to receive at maturity a return on the notes equal to the Currency Performance (whether positive, zero or negative), subject to the Maximum Return.   Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
SINGLE UNDERLYING CURRENCY — The return on the notes, which may be positive, zero or negative, is linked to the performance of the Turkish lira, which we refer to as the Underlying Currency, relative to the U.S. dollar, which we refer to as the Reference Currency.  Accordingly, the Currency Performance will increase as the Underlying Currency appreciates relative to the U.S. Dollar, and will decrease as the Underlying Currency depreciates relative to the U.S. Dollar.

•
TAX CONSEQUENCES — You should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences,” which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Although the tax consequences of an investment in the notes are uncertain, based on that opinion we believe it is reasonable to treat the notes as prepaid financial contracts for U.S. federal income tax purposes.  Under this treatment, you should not recognize taxable income or loss prior to the maturity of your notes, other than pursuant to a sale or exchange.  If, however, the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the tax treatment described in this term sheet and the accompanying product supplement.  The remainder of this discussion assumes that the treatment of the notes as prepaid financial contracts is respected.

Because of the application of certain rules relating to foreign currency instruments under Section 988 of the Internal Revenue Code (the “Code”), your gain or loss on the notes should be treated as ordinary income or loss unless on or before the date on which you acquire your notes you make a valid election to treat such gain or loss as capital gain or loss pursuant to the applicable Treasury regulations.  Although the matter is uncertain, we believe it is reasonable to treat the election under Section 988 as available.

To make this election, you must, in accordance with the detailed procedures set forth in the regulations under Section 988, either (a) clearly identify the transaction on your books and records on the date you acquire your notes as being subject to such an election and file the relevant statement verifying such election with your federal income tax return or (b) otherwise obtain independent verification of the election.  Assuming the election is available, if you make a valid election before the close of the day on which you acquire your notes, your gain or loss on the notes should be capital gain or loss and should be long-term capital gain or loss if at the time of sale, exchange or retirement you have held the notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

It is possible that the notes might be treated as “foreign currency contracts” within the meaning of Section 1256 of the Code. If Section 1256 were to apply, you would be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value).  Under this treatment, if applicable, gain or loss recognized on marking to market would be ordinary in character absent a valid election under Section 988 to treat gain or loss on the notes as capital.  Assuming the election is available and a valid election is made, gain or loss recognized on marking to market would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to the period during which you held your notes.

In 2007, Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. persons should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Recently enacted legislation requires certain individuals who hold “debt or equity interests” in any “foreign financial institution” that are not “regularly traded on an established securities market” to report information about such holdings on their U.S. federal income tax returns unless a regulatory exemption is provided. Individuals who purchase the notes should consult their tax advisers regarding this legislation.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters.  Prospective investors should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including the availability of the election under Section 988, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Currency.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment.  The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the performance of the Underlying Currency.  If a Knock-Out Event occurs, and the Final Rate is greater than the Initial Rate, your investment will be fully exposed to any decline in the price of the Underlying Currency, and you could lose some or all of your investment in the notes.

•
THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Underlying Currency, subject to the Contingent Minimum Return of 10.00% and Maximum Return of 15.00%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the increase or decrease in the price of the Underlying Currency but limited to the Maximum Return of 15.00%.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,150.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the price of the Underlying Currency in excess of 15.00%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

•
THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  The notes are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you may not receive the Payment at Maturity owed to you under the terms of the notes.

•
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates may hedge our foreign currency exposure from the notes by entering into foreign exchange and currency derivative transactions, such as over-the-counter options. Such trading and hedging activities may affect the Currency Spot Rate and Currency Rate and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other notes or financial or derivative instruments with returns linked or related to changes in the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investors in the notes.

•
YOU WILL NOT BE ENTITLED TO ANY MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – The notes are subject to continuous monitoring. As a result, if the Currency Spot Rate of the Underlying Currency at any time on any day during the Monitoring Period increases from the Initial Rate by more than the Knock-Out Buffer Amount of 15.00%, you will not be entitled to receive the Contingent Minimum Return, and your investment will be fully exposed to any decline in the price of the Underlying Currency during the term of the notes. You will be subject to this potential loss of your investment even if the Underlying Currency subsequently appreciates such that the Final Rate is greater than the Initial Rate by not more than the Knock-Out Buffer Amount of 15.00%.

•	THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

•
THE CURRENCY SPOT RATE AND THE CURRENCY RATE ARE DIFFERENT – The Currency Spot Rate is the exchange rate for the Underlying Currency against the U.S. dollar, expressed as units of the Underlying Currency per U.S. dollar, that appears at any time on any day during the Monitoring Period under Bloomberg ticker symbol “TRY Curncy,” or any successor page, as determined by the calculation agent.  Accordingly, the exchange rate for the Underlying Currency against the U.S. dollar will be monitored continuously for purposes of whether a Knock-Out Event has occurred.  The Currency Rate is the USD / TRY mid-spot rate, at approximately 4:00 p.m. London time, for the Underlying Currency against the U.S. dollar, expressed as units of the Underlying Currency per U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on the Reuters Page “WMRSPOT05” (or any successor page) on such date of calculation.  The Currency Rate will be used to determine the Initial Rate, Final Rate and Currency Performance.  It is possible that a Knock-Out Event, based on the Currency Spot Rate, may not occur even though the Final Rate, based on the Currency Rate, has increased 15.00% or more as compared to the Initial Rate.   In this case, you will still receive the Contingent Minimum Return.  Both the Currency Spot Rate and the Currency Rate will affect the Payment at Maturity of the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the Payment at Maturity described in this term sheet is based on the full Face Amount of your notes, the Issue Price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates.  Such cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates) will be willing to purchase notes from you, prior to maturity, in secondary market transactions, if at all, will likely be lower than the Issue Price, and any sale prior to the maturity date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Underlying Currency and the value of your notes in varying ways.

•
LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and, consequently, the value of the notes.

•
THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Underlying Currency is a currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Underlying Currency, and, consequently, the return on the notes.

•
IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity during the Monitoring Period or on the Final Valuation Date would likely have an adverse effect on the Currency Spot Rate and the Final Rate for the Underlying Currency, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY – Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Currency Performance and maintains some discretion as to how such calculations are made, in particular if the Currency Rate is not available on the Final Valuation Date. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Underlying Currency.

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SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Underlying Currency and, therefore, the value of the notes.

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LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates may offer to purchase the notes in the secondary market but is not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

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THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY – Changes in the Underlying Currency during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the Payment at Maturity.  The Currency Performance will be calculated only as of the Final Valuation Date, and will be based on the Final Rate on the Final Valuation Date. As a result, the Currency Performance may be less than zero even if the Underlying Currency had moved favorably at certain times during the term of the notes before moving to an unfavorable level on the Final Valuation Date.

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WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Underlying Currency to which the notes are linked.

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ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the Currency Spot Rate for the Underlying Currency at any time on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Underlying Currency relative to the U.S. Dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	whether the Currency Spot Rate of the Underlying Currency has increased, as compared to the Initial Rate, by more than the Knock-Out Buffer Amount
•	the expected volatility of the Underlying Currency relative to the U.S. Dollar, as Reference Currency;
•	the time remaining to maturity of the notes;
•	interest and yield rates in the market generally and in the markets of the Underlying Currency and the U.S. Dollar;
•	a variety of economic, financial, political, regulatory or judicial events;
•	supply and demand for the notes; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY DURING THE TERM OF THE NOTES – It is impossible to predict whether  the Currency Spot Rate of the Underlying Currency will rise or fall.  The Currency Spot Rate of the Underlying Currency will be influenced by complex and interrelated political, economic, financial and other factors.

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MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Currency Performance in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Currency Performance or Payment at Maturity in the ordinary manner, the calculation agent will determine the Currency Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for the Final Rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

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THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCLEAR —  As discussed above under “Tax Consequences,” there is no direct legal authority regarding the proper U.S. federal income tax treatment of the notes, and we do not plan to request a ruling from the IRS. Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid financial contracts.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  In addition, as described above under “Tax Consequences,” in 2007 Treasury and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which may include the notes.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also released a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency.  The notes are distinguishable in meaningful respects from the instruments described in the revenue ruling.  If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. holders, possibly with retroactive effect.

Prospective investors should review carefully the section of the accompanying product supplement entitled “U.S. Federal Income Tax Consequences” and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes (including the availability of the election under Section 988, possible alternative treatments and the issues presented by the 2007 notice and ruling), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Historical Information

The following charts show the historical exchange rates for the number of units of Turkish lira per one United States dollar. The table uses exchange rates that are based on Bloomberg intraday quotations for the period highs and period lows and Bloomberg end-of-day quotations for the period-end dates. The Currency Spot Rate and not the Currency Rate will be used for purposes of determining whether a Knock-Out Event has occurred.  The Currency Rate will be used for purposes of determining the Currency Performance.   The historical high, low and period-end exchange rates are shown for the period from January 1, 2008 through January 20, 2011. The historical data are for illustrative purposes only and are not indicative of the historical or future values of the Currency Spot Rate (which is determined as set forth herein) or the Currency Performance. The numbers appearing in the below table may have been rounded for ease of analysis. Any historical upward or downward trend in the exchange rate set forth in the following chart during any period set forth below is not an indication that the Currency Spot Rate or Currency Performance is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following table, a higher exchange rate for a given year indicates a strengthening of the U.S. dollar relative to the Turkish lira, while a lower exchange rate indicates a weakening of the U.S. dollar relative to the Turkish lira.

Turkish Lira
Historical Quarterly High, Low and Period-End Exchange Rates
January 1, 2008 through January 20, 2011
(expressed as units of Turkish lire per U.S. dollar)

Turkish lira	High	Low	Period End
Q1 2008	1.3268	1.1491	1.3241
Q2 2008	1.3470	1.2066	1.2264
Q3 2008	1.2971	1.1491	1.2695
Q4 2008	1.7488	1.2627	1.5405
Q1 2009	1.8243	1.5056	1.6650
Q2 2009	1.6738	1.5160	1.5403
Q3 2009	1.5689	1.4513	1.4848
Q4 2009	1.5554	1.4385	1.4986
Q1 2010	1.5645	1.4445	1.5176
Q2 2010	1.6297	1.4679	1.5845
Q3 2010	1.5900	1.4431	1.4456
Q4 2010	1.5679	1.3872	1.5439
Q1 2011 (through January 20, 2011)	1.5938	1.5311	1.5839

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of notes.